SECURITIES AND EXCHANGE COMMISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2015
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AST INVESTOR SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 15TH AVENUE
(No. and Street)

BROOKLYN (City) NEW YORK (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN G. FLANIGAN 718-921-8394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NEW YORK (State) 10036-2602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN G. FLANIGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AST INVESTOR SERVICES LLC, as of JUNE 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY GOMEZ
Notary Public, State of New York
No. 01GO4686381
Qualified in Nassau County
Commission Expires January 7, 2018

Notary Public

Signature

INTERIM CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AST Investor Services LLC

(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Statement of Financial Condition

June 30, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
AST Investor Services LLC
Brooklyn, New York

We have audited the accompanying statement of financial condition of AST Investor Services LLC (an indirect wholly owned subsidiary of Armor Holdco, Inc.) (the Company) as of June 30, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AST Investor Services LLC as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
August 28, 2015

AST Investor Services LLC
(An Indirect Wholly Owned Subsidiary of Armor Holdco, Inc.)

Statement of Financial Condition
June 30, 2015

ASSETS		
Cash	$	399,186
Deposit at clearing organization		75,000
Receivable from clearing broker		60,408
Accounts receivable and other assets		37,658
Total assets	$	572,252
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to affiliates	$	67,989
Accrued expenses and other liabilities		49,583
Total liabilities		117,572
Commitments and Contingencies		-
Member's equity:		
Membership interest		1,475,000
Accumulated deficit		(1,020,320)
Total member's equity		454,680
Total liabilities and member's equity	$	572,252

See Notes to Statement of Financial Condition.

Note 1. Organization

AST Investor Services LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on August 9, 2010 as a single-member limited liability company, obtained FINRA membership on September 14, 2011, and commenced operations on September 19, 2011.

The Company engages in the trading of equities, mutual funds, and fixed income securities on behalf of its customers and the Company does not engage in proprietary trading. The Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with National Financial Services LLC ("NFS"). NFS carries all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At June 30, 2015, the amount receivable from clearing broker-dealer reflected in the Statement of Financial Condition is the amount due from this broker.

The Company is an indirect wholly owned subsidiary of Armor Holdco, Inc. ("AHI" or the "Parent"). Armor Holding II LLC ("Holding II"), a wholly owned subsidiary of AHI, is the sole member of the Company. Holding II's operations are primarily conducted by its subsidiary, American Stock Transfer & Trust Company LLC ("AST"). AST acts as transfer agent for public companies performing services such as issuing and transferring shares, paying and processing dividends, and acting as agent in corporate reorganizations such as tender offers and mergers.

Holding II will provide financial support to the Company sufficient for the Company to satisfy its obligation and debt service requirements as they come due until at least July 1, 2016. Further, Holding II agrees to satisfy on a timely basis all liabilities and obligations of the Company that the Company is unable to satisfy through July 1, 2016.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cashflows.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes cash in an account with a financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition
Commissions and Brokerage Fees are recorded on a trade-date basis as securities transactions occur. Revenue related to financial advisory activities is recorded on an accrual basis when earned.

Note 2. Summary of Significant Accounting Policies (Continued)

Defined Contribution and Profit-Sharing Plan
The Company participates in a discretionary defined contribution and profit-sharing plan in the form of an Internal Revenue Code 401(k) Plan sponsored by AST. The Company has no employees; however, certain employees of AST are fully dedicated to the Company. Plan costs are allocated to the Company based on the estimated services provided by employees during the year.

Bonus Incentive Plan
The Company participates in a discretionary bonus incentive plan. The bonus incentive is based on an estimate established by management of the Parent at the beginning of the fiscal year. Based on the forecasted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA), management determines the overall bonus pool. This amount is allocated to subsidiaries using a percentage of forecasted EBITDA. Throughout the fiscal year, the bonus pool is adjusted at the discretion of management.

Income Taxes
The Company is a single-member limited liability corporation that has elected to be disregarded for U.S. federal, state, and local income tax purposes (“disregarded entity”). The Company's operating results are included in the federal income tax return and state income tax returns filed by the Parent. The Parent files a U.S. federal income tax return and applicable state and local income tax returns. The Company has not filed an individual income tax return, which would be subject to examination by Internal Revenue Service and respective state and local taxing authorities.

The Company accounts for income taxes as if it were a stand-alone company utilizing the asset and liability method. Under this method, deferred income taxes are provided based upon the net tax effects of the temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws, which are expected to be in effect when the related temporary tax differences are expected to be reversed. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Assets and liabilities resulting from the recording of current income taxes are recorded in the Company's receivable (payable) accounts with the Parent.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax expense and liability in the current year. As of June 30, 2015, there were no uncertain tax positions.

Commitments and Contingencies
The Company is subject to litigation and other losses arising in the normal course of business from time to time. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of June 30, 2015, there were no matters pending that were probable of having a material adverse effect on the financial condition of the Company.

Note 3. Financial Instruments

The Company may measure and disclose certain financial instruments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. All of the Company's assets are deemed financial assets. As of June 30, 2015, the Company did not have any financial instruments recorded at fair value in its Statement of Financial Condition. The carrying value of the Company's entire financial assets approximate fair value because they are short term in duration or have no defined maturity.

Note 4. Agreement with Clearing Organization

The Company clears its customer transactions through a clearing broker-dealer, NFS, on a fully disclosed basis pursuant to a clearing agreement (the "Agreement'). The Company is required to maintain cash on deposit with NFS in the amount of $75,000, which may be amended from time to time in accordance with the terms of the escrow agreement. Such deposit does not represent an ownership interest in NFS.

The Company is also required to make minimum monthly payments to NFS in the amount of $20,000 in accordance with the Agreement. In the event the Company terminates the Agreement for any reason other than permitted under the Agreement, or NFS terminates due to the Company's noncompliance with certain terms of such Agreement, the following termination fee would apply:

Termination Date	Termination Fee
Prior to October 13, 2015	$180,000
Between October 13, 2015 and October 12, 2016	90,000
October 13, 2016 or later	-

Note 5. Related Party Transactions

Certain expenses incurred by the Company were paid by an affiliated entity, AST. These expenses include payroll, office supplies, rent, and other miscellaneous daily expenses. The Company records a liability to AST in the caption Payable to Affiliates in the Statement of Financial Condition. The Company subsequently reimburses AST on a monthly basis for all expenses paid. As of June 30, 2015, $32,524 was due to AST for these charges and is included in Payable to Affiliates in the Statement of Financial Condition.

In addition, the Company has an expense-sharing arrangement with AST for General and Administrative Fees incurred by AST and allocated to the Company. As of June 30, 2015, $31,000 was due to AST for these charges and is included in Payable to Affiliates in the Statement of Financial Condition.

The Company has also entered into an agreement with an affiliated entity, AST Personal Wealth Solutions, LLC ("PWS"), a registered investment adviser with the State of New York, whereby the Company provides service and technology to PWS. Customers of PWS establish brokerage accounts with NFS through the Company which allows them to conduct securities transactions. The revenue and expenses generated from these transactions are transferred to PWS.

Note 5. Related Party Transactions (Continued)

The Company charges PWS a fee of 15% on revenue and expenses related to the securities transactions of PWS for these services. As of June 30, 2015, the Company owed PWS $4,465, which is included in Payable to Affiliates in the Statement of Financial Condition.

Note 6. Income Taxes

The difference between the Company's effective tax rate and the federal statutory tax rate of 35% is primarily due to the valuation allowance recorded against the net deferred tax assets.

As of June 30, 2015, the Company's deferred tax assets and deferred liabilities were as follows:

		Amount
Deferred Tax Assets	$	471,999
Deferred Tax Liabilities		13,050
Net Deferred Tax Assets		458,949
Valuation Allowance		(458,949)
Net Deferred Tax Assets after Valuation Allowance	$	-

Deferred tax assets primarily related to net operating loss carry-forwards and deferred tax liabilities primarily related to amortization of start-up costs.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At June 30, 2015, the Company had net capital of $417,022, which exceeded the minimum requirement by $409,184. The Company's ratio of aggregate indebtedness to net capital at June 30, 2015 was .2819 to 1.

Note 9. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Subsequent Events

The Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statement was issued. This evaluation did not result in a finding of any subsequent events that necessitated disclosures and/or an adjustment to the Company's financial statement.